UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Fourth Quarter and Record Full Year 2025 Results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2026

NOVA LTD. (Registrant) By: /s/ Guy Kizner —————————————— Guy Kizner Chief Financial Officer

Company Contact:
Guy Kizner, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports Fourth Quarter and Record Full Year 2025 Results

REHOVOT, Israel - February 12, 2026 - Nova (Nasdaq: NVMI) today announced financial results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter 2025 Highlights:

•	Quarterly revenue of $222.6 million, a 14% increase YoY.
•	GAAP net income of $64.7 million, or $1.94 per diluted share, a 23% increase YoY.
•	Non-GAAP net income of $72.2 million, or $2.14 per diluted share, a 10% increase YoY.
•	Nova Integrated Metrology portfolio selected by a global leading logic customer to support CMP applications across Gate‑All‑Around (GAA) processes

Full Year 2025 Highlights:

•	Record annual revenue of $880.6 million up 31% YoY
•	Record GAAP net income of $259.2 million, or $7.96 per diluted share up 38% YoY
•	Record Non-GAAP net income of $282.6 million, or $8.62 per diluted share up 29% YoY
•	Record sales of Optical, Materials and Chemical Metrology portfolio driven by demand for unique solutions for critical applications and market share gains
•	Record Sales for Gate-All-Around, DRAM and Advanced Packaging processes, driven by demand for AI

GAAP Results (K)

	Q4 2025	Q3 2025	Q4 2024	FY 2025	FY 2024
Revenues	$222,624	$224,608	$194,766	$880,577	$672,396
Net Income	$64,888	$61,421	$50,481	$259,223	$183,762
Earnings per Diluted Share	$1.94	$1.90	$1.58	$7.96	$5.75

Non-GAAP Results (K)

	Q4 2025	Q3 2025	Q4 2024	FY 2025	FY 2024
Net Income	$72,239	$69,991	$62,302	$282,588	$214,926
Earnings per Diluted Share	$2.14	$2.16	$1.94	$8.62	$6.69

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements included in this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

"2025 was an exceptional year for Nova, as we delivered record revenue and profitability while supporting our customers' manufacturing challenges across advanced and mature nodes." said Gaby Waisman, President and CEO. "Our broad-based momentum, expanding metrology portfolio, and multiple strategic qualifications of Nova's advanced metrology solutions, underscore the strength of our strategy and technology. As we enter 2026, we believe Nova is well positioned to capitalize on the upward investment cycle."

2026 First Quarter Financial Outlook

Management provided an outlook for the first quarter, the period ending March 31, 2026. Based on current estimates, management expects:

•	$222 million to $232 million in revenue
•	$1.90 to $2.02 in diluted GAAP EPS
•	$2.13 to $2.25 in diluted non-GAAP EPS

2025 Fourth Quarter Results

Total revenues for the fourth quarter of 2025 were $222.6 million, a decrease of 1% compared with the third quarter of 2025 and an increase of 14% compared with the fourth quarter of 2024.

Gross margin in the fourth quarter of 2025 was 57.6%, compared with 56.7%, in the third quarter of 2025 and 56.4% in the fourth quarter of 2024.

Operating expenses in the fourth quarter of 2025 were $67.5 million, compared with $63.6 million in the third quarter of 2025 and $54.5 million in the fourth quarter of 2024.

On a GAAP basis, the Company reported net income of $64.7 million, or $1.94 per diluted share, in the fourth quarter of 2025. This is compared with net income of $61.4 million, or $1.90 per diluted share, in the third quarter of 2025, and $50.5 million, or 1.58 per diluted share, in the fourth quarter of 2024.

On a non-GAAP basis, the Company reported net income of $ 72.2 million, or $2.14 per diluted share, in the fourth quarter of 2025. This is compared with net income of $ 70.0 million, or $2.16 per diluted share, in the third quarter of 2025, and $62.3 million, or $1.94 per diluted share, in the fourth quarter of 2024.

2025 Full Year Results

Total revenues for 2025 were $880.6 million, an increase of 31% compared to total revenues of $672.4 million for 2024.

Gross margin in 2025 was 57.4%, compared with 57.6% in 2024.

Operating expenses in 2025 were $251.7 million, compared with operating expenses of $199.5 million in 2024.

On a GAAP basis, the Company reported net income of $259.2 million, or $7.96 per diluted share, in 2025. This is compared with a net income of $183.7 million, or $5.75 per diluted share, in 2024.

On a non-GAAP basis, the Company reported net income of $282.6 million, or $8.62 per diluted share, in 2025. This is compared with net income of $214.9 million, or $6.69 per diluted share, in 2024.

Conference Call Information

Nova will host a conference call today, February 12, 2026, at 8:30 a.m. Eastern Time, to discuss the Company's fourth quarter and full year 2025 financial results and outlook. To attend the conference call, please dial one of the following teleconference numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-833-816-1427
ISRAEL TOLL-FREE Dial-in Number: 1-809-213-284
INTERNATIONAL Dial-in Number: 1-412-317-0519

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from February 12, 2026, at 11:30 a.m. Eastern Time until August 15, 2026, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay   Dial-in U.S. TOLL-FREE: 1-855-669-9658
Replay Dial-in INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 7285579
A replay will also be available for 90 days on Nova's website link at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, inventory step-up, stock-based compensation expenses, acquisition related expenses, revaluation of operating lease liabilities and remeasurement of intercompany loans, amortization of debt issuance costs, discrete tax reserve release, net and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following:  increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure, including risks related to artificial intelligence; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including related to the war against Hamas and other terrorist organizations; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 20, 2025. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of December 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	214,462	157,779
Short-term interest-bearing bank deposits	512,250	211,877
Marketable securities	321,798	216,910
Trade accounts receivable, net	151,929	139,318
Inventories	183,671	156,599
Other current assets	26,692	19,466
Total current assets	1,410,802	901,949
Non-current assets
Marketable securities	584,731	225,818
Interest-bearing bank deposits and restricted deposits	12,508	7,847
Deferred tax assets	38,819	31,639
Operating lease right-of-use assets	57,731	51,193
Property plant and equipment, net	102,625	81,746
Intangible assets, net	45,819	31,458
Goodwill	90,807	48,317
Other long-term assets	16,704	10,455
Total non-current assets	949,744	488,473
Total assets	2,360,546	1,390,422
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net	-	180,564
Trade accounts payable	46,982	59,578
Deferred revenues	67,163	72,886
Operating lease current liabilities	8,204	7,169
Other current liabilities	102,186	68,033
Total current liabilities	224,535	388,230
Non-current liabilities
Convertible senior notes, net	731,680	-
Operating lease long-term liabilities	59,271	48,363
Long-term deferred tax liability	10,221	8,495
Other long-term liabilities	16,591	17,539
Total non-current liabilities	817,763	74,397
Shareholders' equity	1,318,248	927,795
Total liabilities and shareholders' equity	2,360,546	1,390,422

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Revenues:
Products	174,954	158,546	705,598	538,350
Services	47,670	36,220	174,979	134,046
Total revenues	222,624	194,766	880,577	672,396
Total cost of revenues	94,391	84,835	375,377	285,310
Gross profit	128,233	109,931	505,200	387,086
Operating expenses:
Research and development, net	37,972	30,909	143,392	110,257
Sales and marketing	22,316	15,980	82,208	65,090
General and administrative	7,212	7,571	26,132	24,199
Total operating expenses	67,500	54,460	251,732	199,546
Operating income	60,733	55,471	253,468	187,540
Financing income, net	12,164	3,756	49,818	28,747
Income before taxes on income	72,897	59,227	303,286	216,287
Income tax expenses	8,209	8,746	44,063	32,525
Net income for the period	64,688	50,481	259,223	183,762

Earnings per share:
Basic	2.09	1.72	8.61	6.31
Diluted	1.94	1.58	7.96	5.75

Shares used in calculation of earnings per share (in thousands):
Basic	31,025	29,304	30,108	29,113
Diluted	33,830	32,062	32,800	32,138

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Cash flows from operating activities:
Net income	64,688	50,481	259,223	183,762
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,767	3,029	13,469	11,736
Amortization of intangible assets	2,544	1,267	8,897	5,643
Amortization of premium and accretion of discount on marketable securities, net	(1,550)	(1,820)	(5,743)	(7,178)
Amortization of debt issuance costs	980	310	1,996	1,280
Share-based compensation	6,977	6,349	26,291	25,209
Net effect of exchange rate fluctuation	(1,262)	4,109	(18,647)	3,025
Changes in assets and liabilities:
Trade accounts receivable, net	(7,004)	(26,196)	(7,022)	(29,051)
Inventories	(911)	876	(19,004)	(23,897)
Other current and long-term assets	(2,924)	(4,097)	(17,457)	(9,671)
Deferred tax, net	(4,160)	(4,849)	(13,787)	(9,722)
Operating lease right-of-use assets	1,419	559	3,660	3,668
Trade accounts payable	(4,189)	6,309	(8,788)	17,506
Deferred revenues	(3,481)	19,494	(7,894)	34,553
Operating lease liabilities	585	97	1,745	(3,938)
Other current and long-term liabilities	4,608	12,686	28,213	32,299
Accrued severance pay, net	41	(82)	461	42
Net cash provided by operating activities	60,128	68,522	245,613	235,266
Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	-	-	(56,355)	-
Change in short-term and long-term interest-bearing bank deposits	(332,602)	(4,339)	(303,674)	(93,595)
Investment in marketable securities	(88,512)	(60,175)	(754,833)	(271,987)
Proceeds from maturity of marketable securities	82,704	57,421	305,390	246,397
Proceed from sales of marketable securities	-	-	-	-
Purchase of property and equipment	(11,770)	(8,121)	(27,698)	(17,215)
Net cash used in investing activities	(350,180)	(15,214)	(837,170)	(136,400)
Cash flows from financing activities:
Proceeds from issuance of convertible senior notes	-	-	750,000	-
Issuance costs of convertible senior notes	(1,813)	-	(19,551)	-
Purchase of capped calls	-	-	(51,826)	-
Issuance costs of capped calls	(1,407)	-	(1,407)	-
Purchases of treasury shares	(15,001)	(30,000)	(35,003)	(30,000)
Conversion of convertible senior notes	(7)	(18,506)	(7)	(18,506)
Proceeds from exercise of options	-	90	-	160
Net cash provided by financing activities	(18,228)	(48,416)	642,206	(48,346)
Effect of exchange rate fluctuations on cash and cash equivalents	1,109	(1,076)	6,352	(315)
Changes in cash and cash equivalents and restricted cash	(307,171)	3,816	57,001	50,205
Cash and cash equivalents and restricted cash - beginning of period	521,951	153,963	157,779	107,574
Cash and cash equivalents and restricted cash - end of period	214,780	157,779	214,780	157,779

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	December 31, 2025	September 30, 2025	December 31, 2024
GAAP gross profit	128,233	127,418	109,931
Stock-based compensation*	1,990	1,901	1,805
Amortization of acquired intangible assets	2,342	2,113	1,182
Non-GAAP gross profit	132,565	131,432	112,918
GAAP gross margin as a percentage of revenues	58%	57%	56%
Non-GAAP gross margin as a percentage of revenues	60%	59%	58%

GAAP operating income	60,733	63,860	55,471
Stock-based compensation*	6,977	6,681	6,349
Acquisition related expenses	-	-	917
Amortization of acquired intangible assets	2,544	2,309	1,267
Discrete tax reserve release, net	203	-	-
Non-GAAP operating income	70,457	72,850	64,004
GAAP operating margin as a percentage of revenues	27%	28%	28%
Non-GAAP operating margin as a percentage of revenues	32%	32%	33%

GAAP net income	64,688	61,421	50,481
Stock-based compensation*	6,977	6,681	6,349
Acquisition related expenses	-	-	917
Amortization of acquired intangible assets	2,544	2,309	1,267
Amortization of debt issuance costs	980	448	310
Revaluation of operating lease and intercompany loans	1,642	762	4,706
Discrete tax reserve release, net	(4,229)	-	-
Tax effect of non-GAAP adjustments	(363)	(1,630)	(1,728)
Non-GAAP net income	72,239	69,991	62,302

GAAP basic earnings per share	2.09	2.05	1.72
Non-GAAP basic earnings per share	2.33	2.34	2.13

GAAP diluted earnings per share	1.94	1.90	1.58
Non-GAAP diluted earnings per share	2.14	2.16	1.94

Shares used for calculation of earnings per share (in thousands):
Basic	31,025	29,936	29,304
Diluted	33,830	32,470	32,062

* Stock-based compensation for the three months ended December 31, 2025 included in - Cost of revenues - 1,990; Research and development, net - 2,851; Sales and marketing - 1,479; General and administrative - 657.

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Year ended December 31,
	2025	2024
GAAP gross profit	505,200	387,086
Stock-based compensation*	7,507	7,013
Amortization of acquired intangible assets	8,164	5,284
Acquisition related inventory step-up	2,258	-
Non-GAAP gross profit	523,129	399,383
GAAP gross margin as a percentage of revenues	57%	58%
Non-GAAP gross margin as a percentage of revenues	59%	59%

GAAP operating income	253,468	187,540
Stock-based compensation*	26,291	25,209
Acquisition-related inventory step-up	2,258	-
Acquisition related expenses	859	917
Amortization of acquired intangible assets	8,897	5,643
Discrete tax reserve release, net	203	-
Non-GAAP operating income	291,976	219,309
GAAP operating margin as a percentage of revenues	29%	28%
Non-GAAP operating margin as a percentage of revenues	33%	33%

GAAP net income	259,223	183,762
Stock-based compensation*	26,291	25,209
Acquisition-related inventory step-up	2,258	-
Acquisition related expenses	859	917
Amortization of acquired intangible assets	8,897	5,643
Amortization of debt issuance costs	1,996	1,280
Revaluation of operating lease liabilities	(9,347)	3,221
Discrete tax reserve release, net	(4,229)	-
Tax effect of non-GAAP adjustments	(3,360)	(5,106)
Non-GAAP net income	282,588	214,926

GAAP basic earnings per share	8.61	6.31
Non-GAAP basic earnings per share	9.39	7.38

GAAP diluted earnings per share	7.96	5.75
Non-GAAP diluted earnings per share	8.62	6.69

Shares used for calculation of earnings per share (in thousands):
Basic	30,108	29,113
Diluted	32,800	32,138

* Stock-based compensation for the year ended December 31, 2025, included in - Cost of revenues – 7,507;
Research and development, net – 11,129; Sales and marketing – 5,280; General and administrative - 2,375.

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF FIRST QUARTER 2026
GAAP TO NON-GAAP GUIDANCE
(U.S. dollars) (Unaudited)

	Low	High
Estimated GAAP net income per diluted share	1.90	2.02
Estimated non-GAAP items:
Stock-based compensation	0.18	0.18
Amortization of acquired intangible assets	0.06	0.06
Amortization of debt issuance costs	0.03	0.03
Tax effect of non-GAAP adjustments	(0.04)	(0.04)
Estimated non-GAAP net income per diluted share	2.13	2.25